

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Richard S. Kahlbaugh
President and Chief Executive Officer
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202

> **Re: Fortegra Financial Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 3, 2010**
> **File No. 333-169550**

Dear Mr. Kahlbaugh:

We have reviewed your amended registration statement and response letter each filed December 3, 2010 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 44

1. Please expand to cover all transactions described in the Use of Proceeds section. Please also revise to include the conversion of the Class A common stock into common stock in a pro forma table.

2. Please explain how the Capitalization table reflects the $14.1 million conversion amount payment primarily to affiliates of Summit Partners.

Dilution, page 47

3. Please provide us with your computation of the "pro forma as adjusted net tangible book value per share after the offering" (i.e. $1.70). In particular, show how this calculation reflects the outstanding shares on a pro forma basis in the Capitalization table.

4. Please provide us with your computation of total consideration received from existing shareholders, as shown in the table on page 48 (i.e. $57,168,888).

Exhibit 5.1 Opinion of Weil, Gotshal & Manges LLP

5. We note your legal opinion states that the selling stockholder shares, when sold as contemplated in the registration statement and upon payment and delivery in accordance with the Underwriting Agreement, will be validly issued, fully paid, and non-assessable. As these shares are currently outstanding, please provide a legal opinion that the shares were validly issued and are fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3751 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153